August 23, 2002


Securities & Exchange Commission           Request for Withdrawal of Amended
Office of Small Business Review                  Registration Statement

450 Fifth St., N.W.                                     Form AW

Washington, D.C. 20549


Re:     Mass Megawatts Wind Power, Inc.
        Type of Filing: Form AW
        File No. 333-68374



Mass Megawatts Wind Power, Inc., hereby applies for consent to withdraw its Amendment No. 3 to its Registration Statement on file with the Securities and Exchange Commission. Such application is based upon recent discussions with Mr. Jacob Fien-Helfman of your office.

Registrant certifies that there has been no sale of any of the registered securities and none of those securities will be sold until the effective date of the new SB-2 Registration Statement to be filed at a later date.


Thank you for your consideration.


Very truly yours,


/s/ Jonathan Ricker


JONATHAN RICKER


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